Exhibit 6.3

PATENT LICENSE AGREEMENT

This PATENT LICENSE AGREEMENT (this “Agreement”) is dated as of the 21 day of September, 2020, (the “Effective Date” ) by and between Jaeson Bang, an individual, (the “Individual”), and ORACLE HEALTH, INC. a Delaware corporation (the “Company”).

WHEREAS, the Individual owns full right title and interest in the patents listed on Schedule 1 attached hereto and certain associated know-how; and

WHEREAS, the Company acknowledges that the Licensed Patents represent valuable assets; an

WHEREAS, the Individual is willing to license to the Company the Licensed Patents and the associated Licensed Know-How on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises and the faithful performance of the mutual covenants herein contained, the parties agree as follows:

1.	Definitions

(a) “Licensed Patents” shall mean: (i) the current patent(s) listed on Schedule 1; and (ii) any other patents in the Company Field owned by the Individual or licensed by the Individual, or to which the Individual now or hereafter has rights, including all related applications, reissues thereof and all patents result from reexaminations thereof.

(b) “Licensed Technology” shall mean any composition, product, system, apparatus, method process or any other invention that in the absence of this Agreement would infringe at least one claim of any of the Licensed Patents.

(c) “Licensed Know-How” shall mean all trade secrets, technology, inventions, discoveries, improvements, know-how, proprietary rights, formulae, processes, methods, technical information, confidential and proprietary information owned by the Individual or that the Individual otherwise has the rights to at or after the Effective Date of this Agreement that are useful or necessary to practice the inventions of the Licensed Patents.

(d) “Licensed Intellectual Property” shall include the Licensed Patents and the Licensed Know-How.

(e) “Affiliates” shall mean with respect to a party to this Agreement, any other legally recognizable entity directly or indirectly controlling, controlled by, or under common control with such entity. Such control shall be deemed to exist if there exists ownership of at least 50% of the share capital and/or of the voting rights of such entity.

(f) “Implantable Cardiac Monitor®” or “ICM” or “Product” shall mean the tangible product that incorporates or embodies the proprietary technology of the Individual, which is an implantable or insertable cardiac monitoring device, produced by the Company for sale to Company customers for use in the Field and in the Territory.

(g) “Company Field” or “Field” shall mean the use of the Implantable Cardiac Monitor® to monitor heart failure in humans and prevent heart failure related hospitalizations.

(h) “Territory” shall mean the world.

2.	License Grants.

(a) Subject to the terms and conditions of this Agreement, the Individual grants to the Company during the term of this Agreement a nonexclusive, nontransferable, royalty free, perpetual, worldwide, irrevocable (but terminable in accordance with Section 4 below), and non-assignable (except as provided in Section 9(a) below), license to commercially utilize the Licensed Intellectual Property under the Licensed Patents to (i) use, modify, create derivative works based on the Licensed Patents and the Licensed Know-How through all means now known or later developed, lease, sell, offer for sale, import, deliver, or otherwise transfer or exploit the Licensed Technology solely within the Company Field and in the Territory.

(b) Subject to the terms and conditions of this Agreement, the Individual grants to the Company during the term of this Agreement a worldwide, exclusive, irrevocable (but terminable in accordance with Section 4 below), and non-assignable (except as provided in Section l0(a) below) license to (i) use the Licensed Know-How to implement the Licensed Technology solely within the Company Field. For purposes of clarification, the individual will during the term of this Agreement deliver to the Company (in such manner and upon such basis as mutually agreed upon by the parties) all of the Licensed Know-How. This license shall be effective until the expiration of the last to expire of the Licensed Patents or for as long as the Company is under obligation to provide Product to its customers/partners/buyers, whichever represents the longest time period.

(c) Absent express written approval from the Individual, the Individual does not grant to the Company the right to sublicensee the Licensed Technology or the Licensed Know-How, rather only direct licensees of the Product by the Company, if any, shall have the rights set forth in sub-clauses 2(a) and 2(b) above.

(d) Subject to the terms and conditions of this Agreement, the Company will during the term of this Agreement provide to the Individual (at no cost or expense to the Individual) all information or intellectual property the Company possesses that is related to ICM (including all Company-owned intellectual property) (the “Company IP”) and the Company hereby grants to the Individual or its designee a worldwide, exclusive, right and license for the Individual and its affiliates (or designee) to Practice the Company IP solely outside of the Company Field. As used herein the term “Practice” means to use, modify, reproduce, distribute, sublicense (including sublicense through multiple tiers of sub-licensees), create derivative works based upon, publicly perform and publicly display through all means now known or later developed , make, have made, use, lease, sell, offer for sale import, and (as reasonably appropriate under the circumstances) exploit.

(e) The Company will file and pay and defend for patents based solely on the Company IP. If the Company chooses not to file patents, it will notify the Individual who may elect or designate an affiliate (in its sole discretion) to do so. To insure patent portfolio effectiveness, any Company IP that is related to ICM for which a patent is to be filed by or at the direction of the Company shall be reviewed prior to filing with the Individual with a minimum of 30 day notice. If the Individual has concerns about such a filing that could cause issues with the Individual or the Individual’s intellectual property portfolio, the Individual can request a meeting with the Company leaders to resolve such concerns. Any patents filed based on the Company IP shall be owned by the Company and shall be subject to the license granted to the Individual pursuant to Section 2(d) above. The Individual will have the final say as to how all ICM related patents are filed.

3. Consideration. The grants and other agreements herein are made royalty free.

4.	Term and Termination.

(a) Term. This Agreement shall commence on the Effective Date and shall continue in perpetuity unless terminated in accordance with its terms.

(b) Termination.

(i) This Agreement may be terminated at any time by mutual written agreement of the parties.

(ii) If the Company shall file a petition in bankruptcy, and/or if the business of the Company shall be placed in the hands of a receiver or trustee, whether by the voluntary act of the Company or otherwise, and such filing is not dismissed within sixty (60) days, all of the license rights granted to the Company under this Agreement shall immediately terminate. Notwithstanding such termination, license rights properly granted by the Company to third parties (including but not limited to its customers/partners/buyers) shall survive such termination as long as those third parties are not in receivership or bankruptcy, with the Individual substituting as licensor/supplier and assuming the Company’s obligations.

(iii) Upon any material breach or default by the Company of any term or condition under this Agreement, the Individual may, at his option, terminate this Agreement (including all license rights granted to the Company hereunder) by sixty (60) days written notice to the Company of such material breach or default. The termination shall become effective at the end of said sixty (60) day period, unless during said period the Company cures such material breach or default to the reasonable satisfaction of the Individual. If either party believes a breach has occurred, the pre-litigation alternative dispute resolution procedures of Section 10(d) shall be employed prior to giving notice of breach.

(c) Effects of Termination. Upon any termination of this Agreement, each party shall provide to the other party any and all information provided to the other in relation to this Agreement, including all Confidential Information of the disclosing party. For purposes of clarification, any license rights to the Company IP granted to the Individual under this Agreement shall survive the termination of this Agreement. Likewise, license rights properly granted by the Company to third parties (including but not limited to its customers/partners and as long as those third parties are not in receivership or bankruptcy) shall also survive termination, with the Individual substituting as licensor /supplier and assuming the Company’s obligations.

5.	Enforcement and Protection of Patents.

(a) Each party shall notify the other party in writing of any suspected infringement of the other party's patents and shall provide such party any evidence of such infringement that it may have. The party whose patents have been infringed shall have no obligation to pursue any legal action relating to such infringement or to take any other action to protect the validity, enforceability or value of the affected patents. If the Individual is asked by the Company to take action then the Individual shall have the obligation to take action and shall be reimbursed by the Company for any direct costs as well as reasonable costs for the time of the Individual’s personnel and leadership.

(b) The Company acknowledges the Individual's ownership of the Licensed Patents and agrees that the Company will do nothing inconsistent with the Individual's ownership of and rights in the Licensed Patents. The Company will use all reasonable efforts to assist the Individual and in maintaining the integrity of the Individual’s rights in and to the Licensed Patents. Each party shall affix any and all statutory patent notices in respect of all unexpired and valid patents of the other party at any and all places on and/or in connection with the technology provided hereunder as required or permitted by law and provided the same requested by the owner of the patents. This includes, where appropriate, the marking of all Licensed Technology with at least the word “Patent” followed by the number(s) of the applicable Licensed Patents.

(c) If the Individual has legal costs related to any defense of patents that are core to ICM technology (which for purposes of clarification includes the Licensed Patents)(“Defensive Action”), such costs will, at the discretion of the Individual, be assessed to all users of ICM that are licensed by the Individual or his affiliates based on the amount of ICM used. The Company agrees to pay to the Individual all such assessments provided that the Company’s expense for such assessments shall not exceed an amount equal to the total amount paid by the Company to the Individual for ICM supply during the 12 months immediately prior to the assessment.

6.	Indemnification .

(a) Each party will indemnify defend, and hold harmless the other party and its affiliates, and its and their officers, directors, employees, contractors, and agents from and against any and all claims, actions, losses, damages, liabilities, costs, and expenses (including reasonable attorneys' fees and court costs) (“Losses”) arising from: (i) a third-party claim that the indemnifying party's intellectual propertyinfringes or otherwise violates such third-party' s intellectual property or other proprietary rights or (ii) any Licensed Technology used leased, sold, offered for sale, imported, delivered, or otherwise transferred or exploited by the indemnifying party.

(b) Each party will indemnify, defend, and hold harmless the other party and its affiliates, and its and their officers, directors, employees, contractors, and agents from and against any and all Losses arising from a third-party claim based upon the indemnifying party's gross negligence or willful misconduct. Each party will indemnify, defend, and hold harmless the other party and its affiliates, and its and their officers, directors, employees, contractors, and agents from and against any and all Losses arising from a third-party claim based upon the indemnifying party' s material breach of this Agreement,.

(c) The indemnified party will provide the indemnifying party: (i) prompt written notice of any claim for which indemnification is sought (provided that a failure to provide such notice shall not relieve the indemnifying party of its obligations hereunder except to the extent of any material prejudice that may result from such failure); (ii) sole control over the defense and settlement of the claim (provided that the indemnifying party may not enter into any settlement that places any material obligation on the indemnified party without the indemnified party' s prior written consent, not to be unreasonably withheld, conditioned, or delayed); and (iii) all reasonable cooperation, at the indemnifying party' s request and expense, in the defense and settlement of the claim.

7.	Warranties.

(a) The Individual hereby represents and warrants to the Company that: (i) to the best of the Individual’s knowledge as of the Effective Date, the Implantable Cardiac Monitor® does not infringe or otherwise violate any intellectual property or other proprietary rights of any other party; and (ii) the Implantable Cardiac Monitor® will conform to, and operate in accordance with any applicable specifications or documentation for such products as mutually agreed to by the Individual and the Company in writing.

(b) Except as expressly set forth herein, nothing in this Agreement shall be construed as a warranty or representation by either party as to the validity, enforceability, or scope of any Licensed Intellectual Property;

(c) a warranty or representation by either party that anything made, used, sold or otherwise disposed of under the licenses granted by this Agreement is or will be free from infringement of patents, trademarks, copyrights or other rights of third parties;

(d) an absolute obligation by either party to bring or prosecute actions or suits against third parties for infringement or misappropriation of any intellectual property; or

(e) the granting by implication, estoppel, or otherwise of any licenses under patents, trademarks, copyrights, trade secrets or any other property of either party or other persons, except as otherwise expressly provided in this Agreement.

8.	Confidentiality.

(a) “Confidential Information” means all information and materials of a confidential or proprietary nature that are provided by one Party (the “disclosing Party” ) to the other Party (the “receiving Party” ) for purposes related to the activities contemplated under this Agreement. All Confidential Information provided by the disclosing Party to the receiving Party hereunder, whether disclosed in tangible form, by electronic means, by visual display or orally, and regardless of whether disclosed or otherwise obtained after or prior to the Effective Date, shall be subject to the confidentiality and limited use terms of this Section 8. All Confidential Information disclosed orally or by observation that is identified as confidential when revealed or that should reasonably be construed by the receiving Party as being confidential shall be subject to the confidentiality and limited use terms herein.

(b) The receiving Party shall: (i) maintain all Confidential Information in confidence by using the same degree of care it uses in safeguarding its own confidential business information of similar import, but in no event less than a reasonable degree of care· (ii) use Confidential Information only for the exercise of the rights, obligations and activities set out in this Agreement and not use Confidential Information of the disclosing Party for any other purpose; (iii) disclose Confidential Information only to such of its officers, employees, and contract-employees who have a need to know such Confidential Information in connection with the exercise of any rights , obligations, and activities set out in this Agreement and then only after each such person or entity has been advised of the obligations contained in this Agreement and that such person or entity is bound to the receiving Party by obligations at least as stringent as the ones herein; and (iv) be responsible for any breaches of this Section 8 by any of such persons or entities as though such persons and entities were the receiving Party under this Section 8 In no event shall the receiving Party directly or indirectly itself or through any person or entity, reverse engineer, decompile or otherwise attempt to make or reproduce any technology, designs, works, processes or other Intellectual Property or other Confidential Information of the disclosing Party, except as otherwise provided by this Agreement. The provisions of this Section 8 shall continue during the term of this Agreement and shall survive for three years following expiration or termination of this Agreement.

(c) The obligations of confidentiality and limited use set forth herein shall not apply to any portion of the received Confidential Information which: (i) is now in the public domain, or hereafter enters the public domain through no action of the receiving Party; (ii) is hereafter rightfully furnished to the receiving Party by a third party without violation of any restriction on disclosure by the third party; or (iii)is independently developed by the receiving Party, as shown by the receiving Party' s contemporaneous written records, without use of or reference to any Confidential Information received from the disclosing Party.

(d) Confidential Information is not in the public domain or in the prior possession of the receiving Party if it is merely embraced by or contained in more general information in the public domain or in the receiving Party' s possession. Notwithstanding any other provision of this Agreement, it shall not be a breach of this Agreement to disclose to government agencies and governmental authorities any information required by any laws or regulations, including, without limitation, environmental, health, safety and related laws and regulations. Unless such notice is prohibited by law, the Party so required to disclose the Confidential Information of the other Party shall promptly notify such other Party in order for such other Party to seek an appropriate protective order or other remedy and shall disclose only so much of the Confidential Information as is required in order to comply with its legal obligations.

(e) Each Party may disclose Confidential Information in the course of any legal action arising from the subject matter of this Agreement, or illegally compelled to do so by any judicial or administrative body having authority to compel such disclosure in connection with any other action or investigation. Unless such notice is prohibited by law, the Party so required to disclose the Confidential Information of the other Party shall promptly notify such other Party in order for such other Party to seek an appropriate protective order or other remedy and shall disclose only so much of the Confidential Information as is required in order to comply with its legal obligations.

(f) Each Party may involve one or more of its Affiliates in the supply, receipt and use of Confidential Information under this Agreement. Each Party is responsible for its Affiliates' compliance with the terms of this Agreement. Confidential Information received from a Party' s Affiliates shall be treated the same as Confidential Information received from that Party for all purposes under this Agreement.

(g) Prior to the presentment of information or documents that may contain Confidential Information to a third party, the receiving Party shall allow the disclosing Party at least 3 business days to review said information or document for confirmation that no Confidential Information is being inappropriately disclosed in the presentation in contravention of the terms of this Section 8 In the event the disclosing Party does not identify any revisions to the information or documents by the end of the three business day review period, it shall be deemed that there is no inappropriate disclosure of Confidential Information in such information or documents.

9.	General Provisions

(a) This Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes other prior agreements and understanding, both written and oral, between the parties hereto with respect to the subject matter hereof, and (b) shall not be assigned, by operation of law or otherwise, by either party, without the prior written consent of the other party; provided that either party may assign this Agreement without need for such consent to its successor-in-interest in connection with a change of control (whether by merger, sale of stock or assets, reorganization, consolidation, or otherwise) that agrees in writing to be bound by this Agreement and to fully perform its obligations hereunder. The party undergoing a change of control shall provide the other party written notice of such change of control within thirty (30) days following its consummation. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(b) Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broadly as is enforceable.

(c) All notices that may be or are required to be given pursuant to this Agreement shall be (i) either delivered in person or sent via postage prepaid, certified or registered mail, return receipt requested , and (ii) addressed to the party to whom sent or given at the address set forth below or to such other address as any party hereto may have given to the party hereto in such manner. If delivered, such notice shall be deemed given when received; if mailed such notice shall be deemed made or given five (5) days after such notice has been mailed, as provided above.

(i) IF TO THE INDIVIDUAL:

Jaeson Bang

910 Woodbridge Ct

Safety Harbor, FL 34695

(ii) IF TO THE COMPANY:

ORACLE HEALTH, INC.

910 Woodbridge Ct

Safety Harbor, FL 34695

(d) Disputes, controversies, claims or differences relating to rights and/or obligations hereunder or otherwise arising out of, or in connection with, this Agreement, or a breach hereof, (a “Dispute”) may from time to time arise. It is the objective of the Individual and the Company to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. Accordingly, the Individual and the Company shall initially attempt in good faith to resolve any Disputes through face-to-face negotiations between the Individual of and senior executives of the Company. Either the Individual or the Company may, by written notice to the other Party, request that a Dispute be referred to senior executives for resolution. The executives shall meet within thirty (30) days of the receipt of written notice of such Dispute. If the senior executives cannot resolve such Dispute within thirty (30) days of written notice of such Dispute, then, at any time after such thirty (30) day period, either the Individual or the Company may bring an action to enforce any and all of its rights with respect to such Dispute. The Individual and the Company shall each bear the cost of its own attorneys' fees and its own costs and expenses associated with dispute resolution by the executives and any other action.

(e) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(f) This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

(g) This Agreement may not be modified or amended except in a writing executed by the parties hereto. Each party hereto may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between the parties, shall constitute a waiver of any such right, power or remedy. To waiver by a party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(h) Nothing in this Agreement nor anything done by either party in the discharge of its obligations hereunder shall be deemed to make either party the agent of the other.

(i) The Company warrants that all applicable export control laws, rules, regulations, and requirements will be met for the Licensed Technology and the Field and that the Individual will not be a part of such warrant and will not be liable for any failure to comply with such laws, rules, regulations, and requirements.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first above written.

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:

Address: 910 Woodbridge Ct
Safety Harbor, FL 34695

ORACLE HEALTH, INC.

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:	Chief Executive Officer

Address: 910 Woodbridge Ct
Safety Harbor, FL 34695

ORACLE HEALTH, INC.

SCHEDULE 1

Patent Exhibit

US Serial Number*	Brief Description
PCT/USTO/35171	Implantable Cardiac Monitor

62/853,899	Implantable Cardiac Monitor

*	Serial Numbers listed are US patent applications (either utility model applications or provisional applications), but Exhibit includes family member patents filed in other countries, where such applications have been filed. Included in the license are patent applications, including divisionals, continuations-in-part of such applications, as well as any and all patents maturing from such applications, including reissues and re exams. As patents are being prosecuted, claims included in the various patent applications may be added, dropped, or revised at the sole discretion of Jaeson Bang.